Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Terry French, Accounting Branch Chief

Re:	Intelsat S.A.

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 1-35878

Dear Mr. French:

In connection with Intelsat S.A.’s (“Intelsat”, “we”, “us”, or “our”) Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) as referenced above (the “2016 Form 20-F”), we are writing in response to your comment letter dated September 8, 2017, and in furtherance of our conference call on September 14, 2017 with the staff of the Division of Corporation Finance (the “Staff”). For the convenience of the Staff’s review, the Staff’s comment is set forth below and indicated in bold, followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm, Page F-2

In the first sentence of the audit opinion, your auditors only identified the consolidated balance sheets of Intelsat S.A. and subsidiaries. Please amend your filing to include an audit report that clearly identifies all of the financial statements that are audited. Please refer to PCAOB Auditing Standards 3101.06-08. In addition the audit report should refer to the supplemental statement schedule included in the index at page F-1, as required in Article 12 of Regulation S-X.

Response

We acknowledge the Staff’s comment regarding the introductory paragraph of the audit report on our consolidated financial statements issued to us by KPMG LLP (“KPMG”). We respectfully advise the Staff that KPMG has informed us that the introductory paragraph contained an inadvertent typographical and clerical error. We respectfully submit that the audit report need not be revised in an amendment to the 2016 Form 20-F because notwithstanding the typographical and clerical error in the introductory paragraph, the third paragraph of the audit report expressly states that KPMG audited the consolidated financial statements of Intelsat S.A. and our subsidiaries as well as the financial statement schedule listed in the accompanying index on page F-1 and in that paragraph, KPMG expressly states its unqualified opinion on the complete set of consolidated financial statements and the related financial statement schedule.

Intelsat S.A. 4 rue Albert Borschette, L-1246 Luxembourg www.intelsat.com T +352-2784-1600 F +352 2784-1690 R.C.S. Luxembourg B 149970, VAT number LU 23667625

United States Securities and Exchange Commission

Division of Corporation Finance

September 18, 2017

We do not believe that investors will view the inadvertent typographical and clerical error as limiting or modifying the unqualified opinion expressed in the third paragraph of the audit report, and KPMG has confirmed to us that there was no intent to do so.

For these reasons, we respectfully submit that the audit report need not be amended in an amendment to the 2016 Form 20-F.

*        *        *         *        *

We appreciate the opportunity to address the Staff’s comment. If you have any questions, please do not hesitate to contact Jacques Kerrest at (703) 559-6869, Sajid Ajmeri, Vice President, Corporate & Securities at (703) 559-7601, or Andrew J. Brady at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7513.

Sincerely yours,

Intelsat S.A.

/s/ Jacques Kerrest
Jacques Kerrest
Executive Vice President & Chief Financial Officer

cc:	S. Bacica
M. Bryan